Exhibit 99.(a)(1)(E)

CONFIRMATION OF RECEIPT OF NOTICE OF WITHDRAWAL FORM

This email confirms our receipt of your Notice of Withdrawal rescinding your participation in the Metabasis Therapeutics, Inc. (the “Company”) Offer to Exchange Outstanding Options to Purchase Common Stock, dated December 8, 2008 (the “Offer”), and nullifying your previously submitted Election Form.  Please note that the Notice of Withdrawal completely withdraws you from the Offer and cannot be used to make changes to your previously submitted Election Form.  If you would like to change or withdraw your election with respect to particular options only, you should submit a new Election Form instead.

You may change your mind and re-accept the Offer by completing and delivering a new Election Form at any time prior to 5:00 p.m., U.S. Pacific Time, on January 7, 2009 (the “Expiration Date”), unless the Company decides to extend the expiration of the Offer.  Election Forms can be obtained by contacting the Company’s stock administration department, via email at kathiel@mbasis.com and must be delivered to the Company’s stock administration department, via email at kathiel@mbasis.com before the Expiration Date.

If you have any questions about the Offer, please contact the Company’s stock administration department at kathiel@mbasis.com or trisham@mbasis.com.  Please carefully review the instructions set forth on the Election Form prior to submission.